Exhibit 99.1

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 42-44 AVENUE DE LA GARE
L-1610 LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
March 11, 2022
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
You are cordially invited to participate in the 2022 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) of Spotify Technology S.A. (the “Company”) on April 20, 2022. Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.
The Board of Directors of the Company has fixed the close of business (10:00 p.m. Luxembourg time, 4:00 p.m. EST) on February 25, 2022 as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of ordinary shares and beneficiary certificates at such time shall be allowed to vote at the Annual General Meeting or any adjournment or postponement thereof. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Annual General Meeting cannot participate in the Annual General Meeting. In case of breach of such prohibition, criminal sanctions may apply.
The health and well-being of our various shareholders is our top priority. In view of the ongoing COVID-19 pandemic and as permitted by and in accordance with the Luxembourg law of September 23, 2020 relating to measures on the holding of meetings in companies and other legal entities, as amended, we are taking precautionary measures in line with the guidance from public health authorities and holding this year’s Annual General Meeting without a physical presence. As a result, the only way for you to participate in this Annual General Meeting is to vote by proxy. As always, we encourage you to vote by internet, by phone, or by mail, as further described in our proxy materials.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge) no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EDT, on April 15, 2022 in order for such votes to be taken into account.
On behalf of the Board of Directors, we thank you for your continued support.
Sincerely,

Daniel Ek Chairman

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 42-44 AVENUE DE LA GARE
L-1610 LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
Convening Notice to
the Annual General Meeting of Shareholders and Holders of Beneficiary Certificates
on April 20, 2022
March 11, 2022
Dear Shareholders,
Dear Holders of Beneficiary Certificates,
The Board of Directors of Spotify Technology S.A. (the “Company”) is pleased to invite you to participate in the 2022 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) on April 20, 2022 with the following agenda:
Agenda of the 2022 Annual General Meeting
1.	Approve the Company’s annual accounts for the financial year ended December 31, 2021 and the Company’s consolidated financial statements for the financial year ended December 31, 2021.
2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2021.
3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2021.
4.	Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2022:
•	Mr. Daniel Ek (A Director);
•	Mr. Martin Lorentzon (A Director);
•	Mr. Shishir Samir Mehrotra (A Director);
•	Mr. Christopher Marshall (B Director);
•	Mr. Barry McCarthy (B Director);
•	Ms. Heidi O’Neill (B Director);
•	Mr. Ted Sarandos (B Director);
•	Mr. Thomas Owen Staggs (B Director);
•	Ms. Cristina Mayville Stenbeck (B Director);
•	Ms. Mona Sutphen (B Director); and
•	Ms. Padmasree Warrior (B Director).
5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2022.
6.	Approve the directors’ remuneration for the year 2022.
7.
Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

i

The Annual General Meeting shall be conducted in conformity with the voting requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended, the Luxembourg law of September 23, 2020 relating to measures on the holding of meetings in companies and other legal entities, as amended (the “COVID-19 Law”), and our Articles of Association.
Each of the items to be voted on at the Annual General Meeting will be passed by a simple majority of the votes validly cast by shareholders having voted by power of attorney, by proxy cards, by internet, by phone, or by mail.
Any shareholder who holds one or more ordinary shares(s) of the Company or any holder of one or more beneficiary certificate(s) of the Company at the close of business (10:00 p.m. Luxembourg time,4:00 p.m. EST) on February 25, 2022 (the “Record Date”) may vote at the Annual General Meeting. Shareholders and holders of beneficiary certificates who have transferred their ordinary shares and/or beneficiary certificates between the Record Date and the date of the Annual General Meeting cannot vote at the Annual General Meeting. In case of breach of such prohibition, criminal sanctions may apply.
Please consult the Proxy Statement enclosed herewith as to the procedures for voting at the Annual General Meeting. The Proxy Statement and copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2021, together with the reports of the Board of Directors and the auditors, are available at both investors.spotify.com and www.proxyvote.com. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.
Please note that powers of attorney or proxy cards must be received by the tabulation agent (Broadridge), no later than 5:00 p.m. Luxembourg time, 11:00 a.m. EDT, on April 15, 2022 in order for such votes to be taken into account.
The health and well-being of our various shareholders is our top priority. In view of the ongoing COVID-19 pandemic and as permitted by and in accordance with the COVID-19 Law, we are taking precautionary measures in line with the guidance from public health authorities and holding this year’s Annual General Meeting without a physical presence. As a result, the only way for you to participate in this Annual General Meeting is to vote by proxy. As always, we encourage you to vote by internet, by phone, or by mail, as further described in our proxy materials.
Sincerely,
Daniel Ek
Chairman
on behalf of the Board of Directors
ii

SPOTIFY TECHNOLOGY S.A.
SOCIÉTÉ ANONYME
REGISTERED OFFICE: 42-44 AVENUE DE LA GARE
L-1610 LUXEMBOURG

R.C.S. LUXEMBOURG B 123 052
PROXY STATEMENT ANNUAL
GENERAL MEETING
OF SHAREHOLDERS AND HOLDERS OF BENEFICIARY CERTIFICATES
ON APRIL 20, 2022
GENERAL INFORMATION
This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Spotify Technology S.A. (the “Company,” “we,” “our” or “us”) for use at the 2022 annual general meeting of shareholders and holders of beneficiary certificates (the “Annual General Meeting”) on April 20, 2022 and any adjournment or postponement thereof. This Proxy Statement is available at both investors.spotify.com and www.proxyvote.com, together with the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2021, the reports of the auditors, and our Annual Report on Form 20-F for the year ended December 31, 2021 (the “Annual Report on Form 20-F”). This Proxy Statement will also be made available to our “street name” holders (meaning beneficial owners with their ordinary shares held through a bank, brokerage firm or other record owner) and registered shareholders and holders of beneficiary certificates as of the Record Date (as defined below) through the delivery methods described below.
This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with a reply envelope, are hereinafter referred to as the “Proxy Materials.”
Foreign Private Issuer
We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.
How May the Proxy Materials Be Accessed?
(a) Street name holders
We have elected to provide access to our Proxy Materials over the internet. Accordingly, we are sending a notice regarding internet availability of Proxy Materials to our street name holders of record as of 10:00 p.m. Luxembourg time, 4:00 p.m. EST, on February 25, 2022 (the “Record Date”). You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2021, the reports of the auditors, and our Annual Report on Form 20-F on the website referred to in the notice, or street name holders may request to receive a printed set of the Proxy Materials. Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the notice. This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their ordinary shares at the Annual General Meeting.
(b) Registered shareholders and holders of beneficiary certificates
We intend to mail the notice on or about March 11, 2022 to all registered shareholders of our ordinary shares and to all holders of beneficiary certificates as of the Record Date. On that same date, we will also mail a printed copy of this Proxy Statement, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2021, the reports of the auditors, and our Annual Report on Form 20-F to shareholders who had previously requested printed copies. These documents may also be obtained free of charge at the Company’s registered office in Luxembourg.
Who May Vote?
Only registered shareholders, street name holders of our ordinary shares and holders of beneficiary certificates as of the Record Date will be entitled to vote at the Annual General Meeting. On the Record Date, (i) 192,659,129 ordinary shares were issued and outstanding and (ii) 349,876,040 beneficiary certificates were issued and outstanding.
Each ordinary share and each beneficiary certificate are entitled to one vote at the Annual General Meeting.
What Constitutes a Quorum?
At any ordinary general meeting (including the Annual General Meeting), there is no quorum requirement.
What Are Broker Non-Votes and Abstentions?
Broker non-votes occur when a broker holding ordinary shares in street name for a beneficial owner submits a proxy that votes the shares on one or more proposals, but does not vote on one or more other proposals with respect to which the broker did not receive instructions from the beneficial owner about how to vote the ordinary shares and is unable to vote the ordinary shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder or holder of beneficiary certificates withholds such shareholder’s vote or holder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.
Your broker will NOT be able to vote your ordinary shares with respect to any of the proposals or other matters considered at the Annual General Meeting, unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your ordinary shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.
With respect to all of the proposals or other matters considered at the Annual General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.
Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.
What Is the Process for Voting and Revocation of Proxies?
It will not be possible to attend the Annual General Meeting in person due to the situation caused by the COVID-19 pandemic. Only votes by proxy, by proxy cards, by internet, by phone, or by mail will be permitted in compliance with the provisions of the COVID-19 Law.
If you are a registered shareholder or holder of beneficiary certificates as of the Record Date, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.
If your ordinary shares are held in “street name,” you will receive instructions from your bank, brokerage firm or other record owner. You must follow the instructions of the bank, brokerage firm or other record owner in order for your ordinary shares to be voted.
The Company will retain an independent tabulator to receive and tabulate the proxies.
If you submit a proxy and direct the secretary of the Annual General Meeting, or any other person designated by him, on how your ordinary shares and/or beneficiary certificates shall be voted, the secretary of the Annual General Meeting, or any other person designated by him, as proxy will vote your ordinary shares and/or beneficiary certificates in the manner you indicate. In case you designate a person other than the secretary of the Annual General Meeting as proxy, such person may only vote at the Annual General Meeting by giving voting instructions to the secretary of the Annual General Meeting. If you submit a proxy but do not direct how your ordinary shares and/or beneficiary certificates will be voted, the secretary of the Annual General Meeting, or any other person designated by him, will vote your ordinary shares and/or beneficiary certificates “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.
A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:
•	delivering a written notice dated on or before April 18, 2022, at 5:00 p.m. Luxembourg time, 11:00 a.m. EDT at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.
If you are a registered shareholder and/or holder of beneficiary certificates, you may request a new proxy card by contacting our Investor Relations department by e-mail at ir@spotify.com.
You should send any written notice or new proxy card to Spotify Technology S.A., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.
Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the ordinary shares. Your last voting instructions, prior to the Annual General Meeting, are the voting instructions that will be taken into account.
What Is the Process for the Solicitation of Proxies?
We will pay the cost of soliciting proxies for the Annual General Meeting. We may solicit by mail, telephone, personal contact and electronic means, and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Convening Notice, and if requested, Proxy Materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders and holders of beneficiary certificates are encouraged to return their proxies promptly.

AGENDA ITEM NO. 1:

Approve the Company’s annual accounts for the financial year ended December 31, 2021 and the
Company’s consolidated financial statements for the financial year ended December 31, 2021
At the Annual General Meeting, shareholders and holders of beneficiary certificates will be presented with the report on any conflicts of interest having taken place since the last annual general meeting of the shareholders of the Company and the management reports on the Company’s consolidated financial statements and the Company’s annual accounts, as well as the reports of the auditors (réviseur d’entreprises agréé) on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2021. Following these presentations, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: After having reviewed the reports of the Board of Directors of the Company and the reports of the auditors (réviseur d’entreprises agréé) on the Company’s consolidated financial statements and the Company’s annual accounts for the financial year ended December 31, 2021, the Annual General Meeting RESOLVES to approve the annual accounts for the year ended December 31, 2021 and further RESOLVES to approve the consolidated financial statements for the year ended December 31, 2021.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of the Company’s annual accounts and consolidated financial statements for the financial year ended December 31, 2021.
AGENDA ITEM NO. 2:

Approve allocation of the Company’s annual results for the financial year ended December 31, 2021
At the Annual General Meeting, management will report that the Company’s operations resulted in a profit of EUR 381,336,724 for the financial year ended December 31, 2021, based on the Company’s annual accounts for the financial year ended December 31, 2021. At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting RESOLVES to allocate the profit of the financial year ended December 31, 2021 in the amount of three hundred eighty-one million three hundred thirty-six thousand seven hundred and twenty-four Euros (EUR 381,336,724) as follows:
Result of the financial year:	EUR 381,336,724

Allocation to the legal reserve:	EUR 203

Result to be carried forward to the following financial year:	EUR 381,336,521
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of allocation of the Company’s annual results.

AGENDA ITEM NO. 3:

Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2021
Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the liability of members of the Board of Directors with respect to the performance of their duties during the completed financial year. At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the discharge of the liability of members of the Board of Directors who served during the year ended December 31, 2021:
Proposed resolution: The Annual General Meeting RESOLVES to grant discharge (quitus) of liability to the members of the Board of Directors who were in office during the financial year ended December 31, 2021 for the proper performance of their duties.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of discharge of the liability of the members of the Board of Directors.
AGENDA ITEM NO. 4:

Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2022:
•	Mr. Daniel Ek (A Director);
•	Mr. Martin Lorentzon (A Director);
•	Mr. Shishir Samir Mehrotra (A Director);
•	Mr. Christopher Marshall (B Director);
•	Mr. Barry McCarthy (B Director);
•	Ms. Heidi O’Neill (B Director);
•	Mr. Ted Sarandos (B Director);
•	Mr. Thomas Owen Staggs (B Director);
•	Ms. Cristina Mayville Stenbeck (B Director);
•	Ms. Mona Sutphen (B Director); and
•	Ms. Padmasree Warrior (B Director).
Our Board of Directors currently consists of eleven (11) directors. Our Articles of Association provide that our Board of Directors shall always be composed of at least three (3) directors. Pursuant to our Articles of Association, our directors are appointed by the Annual General Meeting that will determine the duration of their mandate, which may not exceed six years. In this context, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution with respect to the appointment of the members of the Board of Directors for the current financial year:
Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Mr. Daniel Ek, Mr. Martin Lorentzon and Mr. Shishir Mehrotra as A directors of the Company and Mr. Christopher Marshall, Mr. Barry McCarthy, Ms. Heidi O’Neill, Mr. Ted Sarandos, Mr. Thomas Staggs, Ms. Cristina Stenbeck, Ms. Mona Sutphen, and Ms. Padmasree Warrior as B directors of the Company for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2022.

The business address of each director is Regeringsgatan 19, 111 53 Stockholm, Sweden. The following is a brief biography of each of the proposed directors:
Daniel Ek is our founder, Chief Executive Officer, and Chairman of our Board of Directors. As our Chief Executive Officer and Chairman, Mr. Ek is responsible for guiding the vision and strategy of the Company and leading the management team. He has been a member of our Board of Directors since July 21, 2008, and his term will expire on the date of the Annual General Meeting. Prior to founding Spotify in 2006, Mr. Ek founded Advertigo, an online advertising company acquired by Tradedoubler, held various senior roles at the Nordic auction company Tradera, which was acquired by eBay, and served as Chief Technology Officer at Stardoll, a fashion and entertainment community for pre-teens. In 2021, he co-founded Prima Materia, a European investment company.
Martin Lorentzon is our co-founder and a member of our Board of Directors. He has been a member of our Board of Directors since July 21, 2008, and his term will expire on the date of the Annual General Meeting. Mr. Lorentzon previously served as Chairman of our Board of Directors from 2008 to 2016. In addition to his role on our Board of Directors, Mr. Lorentzon served as a member of the board of directors of Telia Company AB (“Telia Company”), Sweden’s main telecom operator, from 2013 to 2018. In 1999, Mr. Lorentzon founded Tradedoubler, an internet marketing company based in Stockholm, Sweden, and initially served as a member of its board of directors. Additionally, Mr. Lorentzon has held senior roles at Telia Company and Cell Ventures. He holds a Master of Science in Civil Engineering from the Chalmers University of Technology.
Shishir Samir Mehrotra is a member of our Board of Directors. He has been a member of our Board of Directors since June 13, 2017, and his term will expire on the date of the Annual General Meeting. Mr. Mehrotra previously served as our Strategic Advisor to the Chief Executive Officer from December 2015 to May 2017. Mr. Mehrotra is the CEO and Co-Founder of Coda, Inc. Mr. Mehrotra has previously served as a Vice President of Product and Engineering at Google and Director of Program Management at Microsoft. Mr. Mehrotra holds a Bachelor of Science in Computer Science and a Bachelor of Science in Mathematics from the Massachusetts Institute of Technology.
Christopher (Woody) Marshall is a member of our Board of Directors. He has been a member of our Board of Directors since June 16, 2015, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Marshall currently serves on the boards of directors of Payoneer Global, Inc. and Nerdy, Inc., as well as a number of private companies. Since 2008, he also has served as a general partner of Technology Crossover Ventures, a private equity firm. Prior to that, Mr. Marshall spent 12 years at Trident Capital, a venture capital firm. Mr. Marshall holds a Bachelor of Arts in Economics from Hamilton College and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Barry McCarthy is a member of our Board of Directors. He has been a member of our Board of Directors since January 8, 2020, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. McCarthy serves as the CEO and a member of the board of directors of Peloton Interactive Inc. and as a member of the boards of directors of MSD Acquisition Corp. and Instacart. Mr. McCarthy previously served as our Chief Financial Officer from 2015 to January 2020. Prior to joining Spotify, Mr. McCarthy was a private investor and served as a member of the board of directors of several private companies, including Spotify from 2014 to 2015. He also has served as a member of the board of directors of Pandora from 2011 to 2013 (Chairman of the audit committee), Eventbrite from 2011 to 2015, and Chegg from 2010 to 2015 (Chairman of the audit committee). Since 2011, Mr. McCarthy also has served as an Executive Adviser to Technology Crossover Ventures. From 1999 to 2010, Mr. McCarthy served as the Chief Financial Officer and Principal Accounting Officer of Netflix. Before joining Netflix, Mr. McCarthy served in various management positions in management consulting, investment banking, and media and entertainment. Mr. McCarthy holds a Bachelor of Arts in History from Williams College and a Master of Business Administration in Finance from the Wharton School at the University of Pennsylvania.
Heidi O’Neill is a member of our Board of Directors. She has been a member of our Board of Directors since December 5, 2017, and her term will expire on the date of the Annual General Meeting. Ms. O’Neill previously served as a member of the board of directors of Skullcandy, where she also was the Chair of the compensation committee, and the Nike School Innovation Fund, of which she was a founding member. Ms. O’Neill also serves as the President of Consumer and Marketplace, a division of Nike, Inc.
Ted Sarandos is a member of our Board of Directors. He has been a member of our Board of Directors since September 13, 2016, and his term will expire on the date of the Annual General Meeting. In addition to his role on our Board of Directors, Mr. Sarandos serves on the board of directors of Netflix, as well as the Film Advisory Board of Directors for Tribeca Film Festival, the board of directors of American Cinematheque, and the advisory board of Film Independent. Mr. Sarandos is also an American Film Institute trustee, an Executive Committee Member of the Academy of Television Arts & Sciences, a Henry Crown Fellow at the Aspen Institute, and serves on the board of directors of Exploring the Arts. He also serves as the co-CEO and Chief Content Officer of Netflix and has led content acquisition for Netflix since 2000.
Thomas Owen Staggs is a member of our Board of Directors. He has been a member of our Board of Directors since June 13, 2017, and his term will expire on the date of the Annual General Meeting. In addition to his role on our board of directors, Mr. Staggs serves as the co-Chairman and co-CEO of Candle Media LLC, Executive Chairman of Vejo, Inc, Executive Chairman of Bertsch Industries, GmbH, co-CEO and co-Chairperson of the board of directors of Forest Road Acquisition Corp. II, Chairman of PureForm Global Inc., and a director of Weta Digital Limited. He also serves on the board of advisors of the University of Minnesota Carlson School of Management and the board of trustees of the Center for Early Education. Mr. Staggs previously served in various roles at The Walt Disney Company, including as Chief Financial Officer, Chairman of Disney Parks and Resorts Worldwide, Chief Operating Officer, and Special Advisor to the Chief Executive Officer. He also was previously a member of the board of directors at Euro Disney SCA from 2002 until 2015. Mr. Staggs holds a Bachelor of Science in Business from the University of Minnesota and a Master of Business Administration from the Stanford Graduate School of Business.
Cristina Mayville Stenbeck is a member of our Board of Directors. She has been a member of our Board of Directors since June 13, 2017, and her term will expire on the date of the Annual General Meeting. In addition to her role on our Board of Directors, Ms. Stenbeck chairs the Supervisory Board of Zalando SE, the leading European starting point for online fashion listed on the MDAX in Germany. From 2003 through 2019, Ms. Stenbeck served on the board of directors as principal shareholder of Kinnevik AB, a Swedish listed investment management company. She was Deputy Chairman from 2003 to 2007 and Executive Chairman from 2007 to 2016.
Mona Sutphen is a member of our Board of Directors. She has been a member of our Board of Directors since April 21, 2021, and her term will expire on the date of the Annual General Meeting. She is currently a partner at The Vistria Group, a Chicago-based private equity firm, and is a venture advisor and co-founder of several technology start-ups. Previously, she was a partner at Macro Advisory Partners (“MAP”), where she led the firm’s U.S. practice advising Fortune 100 clients on emerging risks and opportunities across a range of sectors, including technology platform regulation, market entry strategies, and political dynamics and regulatory risks. Prior to joining MAP, Ms. Sutphen was a managing director at UBS AG, where she developed new tools for political risk evaluation impacting capital markets. From 2009 to 2011, she served as White House Deputy Chief of Staff for Policy for President Barack Obama, advancing the administration’s policy and regulatory agenda. She also served on the President’s Intelligence Advisory Board and is a member of the Council on Foreign Relations. Ms. Sutphen is an independent director for Pattern Energy and a trustee of Putnam Mutual Funds. She is a member of the Council on Foreign Relations, serves on the Boards of the International Rescue Committee and Human Rights First, and is a trustee of Mount Holyoke College.
Padmasree Warrior is a member of our Board of Directors. She has been a member of our Board of Directors since June 13, 2017, and her term will expire on the date of the Annual General Meeting. In addition to her role on our Board of Directors, Ms. Warrior serves on the board of directors of Microsoft. In addition, Ms. Warrior was a member of the board of directors of The Gap, Inc. from 2013 to 2016 and a member of the board of directors of Box, Inc. from 2014 to 2016. From 2008 to 2015, she worked at Cisco, most recently as Chief Technology and Strategy Officer. She served as the Chief Executive Officer of NIO USA and Chief Development Officer of NIO Inc. from December 2015 to 2018. In 2019, she founded Fable Group, where she serves as President and Chief Executive Officer. She holds a Bachelor of Technology in Chemical Engineering from the Indian Institute of Technology and a Master of Science in Chemical Engineering from Cornell University.
Vote Required and Recommendation of Board of Directors
The re-election of each nominee for the Board of Directors requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the re-election of each of the A directors and B directors named above to terms that run until the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2022.

AGENDA ITEM NO. 5:

Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on
December 31, 2022.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to appoint Ernst & Young S.A. (Luxembourg) as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2022.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the appointment of Ernst & Young S.A. (Luxembourg) as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2022.
AGENDA ITEM NO. 6:

Approve the directors’ remuneration for the year 2022.
We currently provide our non-employee directors with remuneration for their service on the Board of Directors and any committees of the Board. For more information regarding our non-employee director compensation, please see “Non-Employee Director Compensation” in Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2021.
The Board of Directors recommends the approval of (i) the remuneration plan for 2022 under the form of cash bonuses, warrants, stock options, restricted stock units (“RSUs”) or under any other form as may be determined subsequently (the “Board Remuneration Plan”) consisting of the allocation, grant value, and other terms set forth in (ii)-(v), (ii) the continued use of the incentive mix, under which each director will have the opportunity to elect the form of compensation they will be granted among stock options, RSUs or cash (the “Incentive Mix”), for the Board Remuneration Plan, (iii) the allocation of 280,000 ordinary shares for issuance under the Board Remuneration Plan, (iv) the grants in a value of US$340,000 to each member of the Board of Directors under the Board Remuneration Plan, excluding the CEO, Daniel Ek, as compensation for their services as members of the Board of Directors during 2022, and (v) the compensation in line with the Incentive Mix to the chair of the Audit Committee in the amount of US$30,000.
We refer to the arrangements described above as the “Remuneration Arrangements”.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to approve the Remuneration Arrangements (as this term is defined in the proxy statement with respect to the Annual General Meeting) with respect to the directors of the Company for the year 2022.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the approval of the Remuneration Arrangements with respect to the directors of the Company for 2022.

AGENDA ITEM NO. 7:

Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
At the Annual General Meeting, the shareholders and holders of beneficiary certificates will be asked to approve the following resolution:
Proposed resolution: The Annual General Meeting hereby RESOLVES to authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.
Vote Required and Recommendation of Board of Directors
Approval of the proposed resolution requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders and holders of beneficiary certificates entitled to vote at the Annual General Meeting. In the case of an equality of votes the resolution will fail.
Our Board of Directors recommends a vote “FOR” the delegation of powers to Mr. Guy Harles and Mr. Alexandre Gobert.

CORPORATE GOVERNANCE
Our Board of Directors currently consists of eleven directors and is composed of Class A and Class B directors. Our Articles of Association provide that the Board of Directors must be composed of at least three members. Each director holds office for the term decided by the general meeting of the shareholders, but not exceeding six years, or until his or her successor has been appointed. A member of the Board of Directors may be removed at any time, with or without cause, by a resolution of the general meeting of the shareholders.
Our Board of Directors has established a People Experience & Compensation Committee (the “P&C Committee”). Our P&C Committee consists of Mr. Marshall, Mr. Lorentzon, Mr. Mehrotra, and Ms. Stenbeck. Mr. Marshall is the chair of our P&C Committee. The responsibilities of our P&C Committee include:
•	reviewing and making recommendations to our Board of Directors related to our incentive-compensation plans and equity-based plans;
•	establishing and reviewing the overall compensation philosophy of the Company;
•	overseeing matters relating to the attraction, engagement, development, and retention of directors and employees, including executive officers;
•	reviewing and approving total compensation for our Chief Executive Officer and other executive officers;
•	reviewing and making recommendations regarding the compensation to be paid to our non-employee directors;
•	selecting and retaining a compensation consultant; and
•	such other matters that are specifically delegated to the P&C Committee by our Board of Directors from time to time.
Our Board of Directors has established an Audit Committee that consists of Mr. Staggs, Mr. Marshall, Ms. Sutphen, and Ms. Warrior. Mr. Staggs is the chair of our Audit Committee. All Audit Committee members satisfy the “independence” requirements set forth under the rules of the New York Stock Exchange and in Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee include:
•	appointing and replacing our independent registered public accounting firm, subject to shareholder approval;
•	retaining, compensating, evaluating, and overseeing the work of our independent registered public accounting firm;
•
reviewing with our independent registered public accounting firm any difficulties or material audit issues and the Company’s response to any management letters provided by the independent registered public accounting firm;

•	discussing the annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm;
•	reviewing and evaluating the Company’s enterprise risk management, including the Company’s data protection and cybersecurity programs;
•	monitoring proposed changes in laws, rules, and regulations, and reviewing the Company’s material corporate policies and regulatory strategy; and
•	such other matters that are specifically delegated to our Audit Committee by our Board of Directors from time to time.

SHAREHOLDER COMMUNICATIONS
Shareholders, holders of beneficiary certificates and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, or the chair of any committee of the Board of Directors by writing to them at the following address:
Spotify Technology S.A.
42-44, avenue de la Gare
L-1610 Luxembourg, Grand Duchy of Luxembourg
Attn: General Counsel
Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the General Counsel and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.
PROPOSALS OF SHAREHOLDERS
Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the Annual General Meeting must comply with the requirements of the Luxembourg law on commercial companies dated August 10, 1915, as amended. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.
WHERE YOU CAN FIND MORE INFORMATION
The Company files annual and special reports and other information with the Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public on the SEC’s internet website at www.sec.gov. In addition, the Company’s SEC filings are also available to the public on the Company’s website at investors.spotify.com. Information contained on the Company’s website is not incorporated by reference into this document, and you should not consider information contained on that website to be part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting on April 20, 2022
Information is now available regarding the Annual General Meeting at both investors.spotify.com and www.proxyvote.com.
YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.
With respect to all of the proposals and matters considered at the Annual General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.
It will not be possible to attend the Annual General Meeting in person due to the situation caused by the COVID-19 pandemic. Additional details regarding how to vote at the Annual General Meeting are described in the Proxy Statement under the heading “What Is the Process for Voting and Revocation of Proxies?”.
Luxembourg
March 11, 2022